FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

                                                                                                                                                                                            GlaxoSmithKline plc

                                                                                                                                             REGULATORY UPDATE ON TRANSACTION WITH NOVARTIS

GlaxoSmithKline plc (LSE/NYSE: GSK) is today providing this update to its announcement of 22 April 2014 relating to the major three-part transaction with Novartis AG (the "Original Announcement").

The U.S. Federal Trade Commission ("FTC") has voted to approve GSK's proposed acquisition of Novartis's vaccines business (excluding influenza vaccines) and the proposed creation of a consumer healthcare joint venture between GSK and Novartis. The vote in support of the consumer healthcare transaction follows Novartis's agreement to divest Habitrol, its private label nicotine replacement therapy (NRT) transdermal patch business in the U.S. as a condition to obtaining FTC approval. This business was already to be excluded from the proposed joint venture and it has been announced previously that an agreement has been reached to divest the business to Dr. Reddy's Laboratories SA.

The closing of the three-part transaction with Novartis remains subject to certain other conditions described in the Original Announcement, including remaining antitrust clearances and GSK shareholder approval. Subject to these conditions, the Transaction is expected to complete during the first half of 2015.

V A Whyte
Company Secretary

26 November 2014

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+ 44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Sarah Alspach	+1 202 715 1048	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

In accordance with LR10.4.2R(2), GSK confirms that, save as disclosed in this announcement, there has been no significant change affecting any matter contained in the Original Announcement and no other significant new matter has arisen which would have been required to be mentioned in the Original Announcement if it had arisen at the time of the preparation of the Original Announcement.

Information regarding forward-looking statements

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include, but are not limited to, statements regarding GSK's intentions, beliefs or current expectations concerning, among other things, GSK's business, results of operations, financial position, prospects, growth, strategies and the industry in which it operates as well as those of the Novartis businesses that are the subject of the transaction. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of GSK's operations and financial position, and the development of the markets and the industry in which GSK operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this announcement. The same applies in respect of the Novartis Businesses that are the subject of the transaction. In addition, even if the results of operations, financial position and the development of the markets and the industry in which GSK operates are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in this announcement.

Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this announcement speak only as of their respective dates, reflect GSK's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to GSK's operations, results of operations and growth strategy. You should specifically consider the factors identified in this document, in addition to the risk factors that may affect GSK's operations which are described under "Risk Factors" in the Company's 2013 Annual Report on Form 20-F, which could cause actual results to differ before making any decision in relation to the Transaction as well as those of the Novartis businesses that are the subject of the transaction. Subject to the requirements of the FCA, the London Stock Exchange, the Listing Rules and the Disclosure and Transparency Rules (and/or any regulatory requirements) or applicable law, GSK explicitly disclaims any obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this announcement that may occur due to any change in GSK's expectations or to reflect events or circumstances after the date of this announcement.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 26, 2014

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc